

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2019

<u>Via Email</u>
Mr. Christopher D. Hulse, Vice President and Controller
Murphy Oil Corporation
300 Peach Street
El Dorado, AR, 71730-7000

> **Re:** **Murphy Oil Corporation**
> **Form 8-K**
> **Exhibit Nos. 2.1, 2.2**
> **Filed June 5, 2019**
> **File No. 001-08590**

Dear Mr. Hulse:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance